Exhibit 99.61

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly Traded Company

CNPJ/MF No. 01.838.723/0001-27

NIRE 42.300.034.240

NOTICE TO THE MARKET
Cancellation of Treasury Shares

BRF S.A. (“BRF” or “Company”) informs that, at a meeting held on this date, the Company’s Board of Directors approved, pursuant to Article 23, item (xi), of the Bylaws, as well as item 3.6 of the “Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.”, entered into on May 15, 2025, as amended on May 26, 2025 (“Merger of Shares”), the cancellation of all of the 90,280,787 common shares issued by the Company held in treasury on this date, which were acquired in the Share Buyback Programs previously approved by the Board of Directors and by virtue of the exercise of the right of withdrawal by shareholders of the Company as a result of the approval of the Merger of Shares, without a reduction of share capital.

As a result of the approved cancellation of shares, the Company’s capital stock is now divided into 1,592,192,459 common shares, all registered, book-entry and without par value. The amendment to Article 5 of the Company’s Bylaws, to reflect the new numbers of shares will be done in due course.

The Board of Directors also approved, at the same meeting, (i) the submission of a request to the Brazilian Securities and Exchange Commission (CVM) for the conversion of the Company’s registration as a publicly-held company from a category “A” issuer to a category “B” issuer, pursuant to CVM Resolution 80/2022; (ii) the request to delist its American Depositary Receipts from the New York Stock Exchange (NYSE); and (iii) the request to suspend the Company’s reporting obligations before the Securities and Exchange Commission (SEC), in all cases subject to the closing of the Merger of Shares, which is scheduled to occur on September 22, 2025.

The Company will keep its respective shareholders and the market informed about the development of the Merger of Shares and other matters hereunder.

São Paulo, September 18, 2025.

BRF S.A.
Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer